ENTERACTIVE, INC.
                              110 West 40th Street
                            New York, New York 100018


                                                               November 19, 1997


To The Holders of Enteractive, Inc.'s Common Stock Purchase
Warrants Expiring December 13, 2001:

         I am pleased to tell you about a new financial initiative that the Board of Directors has authorized which should improve our capital structure.

         The Board has approved a plan to exchange one share of the Company's Common Stock for 2.8 of its Common Stock Purchase Warrants Expiring December 13, 2001:

         In connection with the Exchange Offer and as a condition to the consummation of the Exchange Offer, the Company is also seeking the written consent of the holders of not less than a majority of all outstanding shares of the Company's Class A Convertible Preferred Stock (the "Preferred Stock") to amend the terms of the Preferred Stock by (i) delaying the date when the Preferred Stock can first be converted into Common Stock of the Company from May 1, 1998 to June 30, 1999 and (ii) modifying certain redemption features of the Preferred Stock.

         For a detailed description of this initiative, of the terms for the proposed transaction and necessary procedures to participate in the Exchange Offer, please see the enclosed Offering Circular/Proxy Statement dated November 19, 1997, the accompanying Letter of Transmittal, and the Written Consent of the Holders of the Preferred Stock. The Exchange Offer is subject to certain conditions, including the approval of the proposal to amend the terms of the Preferred Stock.

         Any person who wishes to participate in the Exchange Offer should complete the Letter of Transmittal and the Written Consent and return such documents to Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

         The purpose of the Exchange Offer and the amendments to the terms of the Preferred Stock is to reduce the overhang to the market for the Company's Common Stock. The Exchange Offer also provides Warrant holders the opportunity to participate in any long term appreciation of the Company's securities.

         The Company reviewed various exchange ratios and has concluded that a ratio of one share of Common Stock for every 2.8


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warrants best serves the needs of the Company,  its stockholders and the Warrant holders.

         Management and the Board of Directors are convinced that the Exchange Offer and the amendments to the terms of the Preferred Stock are important part of the Company's long-term strategy to improve its financial strength and its capitalization and to meet its growth objectives.

         We look forward to your continued support of our Company.

                                        Sincerely,


                                        /s/ Andrew Gyenes
                                        ----------------------------
                                        Chairman of the Board and
                                        Chief Executive Officer



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